Exhibit 12.1

Ratio of Earnings To Fixed Charges

	Nine Months Ended September 30, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997
Net loss	$(151,783)	$(567,277)	$(1,411,273)	$(719,968)	$(124,546)	$(31,020)
Equity in losses of equity-method investees	3,469	30,327	304,596	76,769	2,905	—

Net loss before equity in losses of equity-method investees	(148,314)	(536,950)	(1,106,677)	(643,199)	(121,641)	(31,020)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	106,817	139,232	130,921	84,566	26,639	326
Assumed interest element included in rent expense	4,764	8,880	10,773	4,732	2,833	700

	111,581	148,112	141,694	89,298	29,472	1,026

Adjusted earnings (loss)	(36,733)	(388,838)	(964,983)	(553,901)	(92,169)	(29,994)
Fixed charges	(111,581)	(148,112)	(141,694)	(89,298)	(29,472)	(1,026)

Deficiency in earnings to cover fixed charges	$(148,314)	$(536,950)	$(1,106,677)	$(643,199)	$(121,641)	$(31,020)